Filed by Layne Christensen Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Layne Christensen Company

Commission File No.: 001-34195

This is an exciting time for our companies and our goal throughout this integration is to keep you as up to date as possible on changes that matter most to you. If you have a question or topic that you would like to see addressed in future updates, please email askmike@layne.com or corp.comms@gcinc.com. FAQ Is there an update to the timing of the transaction? Layne filed its Proxy Statement on May 15th in which Layne shareholders are asked to vote in favor of the transaction at or before the special meeting of shareholders scheduled for June 13th. Upon receiving a majority of all Layne shareholders voting for the merger and finalizing customary closing conditions, the transaction would be complete on or about June 14th. The Proxy Statement and associated press release is available at http://investor.laynechristensen.com/. How will I know if shareholders have approved the transaction? We anticipate issuing a press release on or about June 13th to share the results of the shareholder vote. You may register for Layne news alerts at http://investor.laynechristensen.com/news-alert-subscription and Granite news alerts at https://investor.graniteconstruction.com/investor-resources/email-alerts. Will we be able to invest in Granite stock? You may purchase common shares of Granite on the open market in accordance with

Layne’s Securities Trading and Handling of NonPublic Information Policy. Beginning in 2019, eligible Layne employees will be able to participate in Granite’s Employee Stock Purchase Program (ESPP) which entitles employees to purchase common shares of Granite stock at a 5% discount. Will we continue to use Certify for expense reporting? Yes, Layne employees will continue to use Certify to manage expenses and receipts. Will we continue to be paid on the same payroll (weekly or bi-weekly) schedule? As a reminder, there will be no changes to your payroll schedule through the end of calendar 2018. Any changes to the 2019 schedule will be communicated in October 2018. When will the 2019 benefits package be communicated? As a reminder, there will be no changes to your benefits for the 2018 calendar year. Beginning in October 2018 open enrollment meetings will be held with Layne employees to review the details of the 2019 benefits packages. Similar to Layne’s annual process, Granite evaluates its benefits each year to ensure employees are offered the most comprehensive and cost effective package available. With the addition of approximately 2,200 Layne employees, Granite will also look to maximize its status as a large employer. This evaluation and subsequent analysis and approval process is conducted throughout the third quarter. What is Granite’s philosophy related to safety? Please see attached for an overview of Granite’s philosophy on safety. In summary, Granite believes that employees are its greatest asset and their safety is a moral obligation. They also believe that if employees live Granite’s core values, demonstrate a commitment through involvement and give recognition for doing the job right, employees will go home safe and be able to enjoy a healthy retirement.

BUILDING VALUE TOGETHER Industry-leading safety performance OUR SAFETY VISION: through involvement HOW WE WIN WHAT IT LOOKS LIKE CORE VALUES • Safety • Honesty • Integrity • Fairness • Accountability • Consideration of Others • Pursuit of Excellence • Reliability • Citizenship RELENTLESS FOCUS • Leadership & Commitment • Develop our People/Training • Assess Risks • Identify Hazards • Plan our Work • Communicate Plan & Expectations • Observe/Inspect • Investigation/Incident Review • Process Improvement KEY BEHAVIORS • Lead from the heart! • Be Involved • Take Ownership • Act with Urgency • Be Courageous • Be Innovative • Be Positive • Give Recognition • Learn from our Mistakes SAME TEAM • Our People Go Home Safe • Great Place to Work! • Attract/Keep the Best Employees • Healthy Retirement • Industry-leading Performance • Continuous Improvement CHASE PERFECTION... CATCH EXCELLENCE! + + = MAKE IT PERSONAL TAKE IT PERSONAL SAFETY

About Layne

Layne is a global water management, infrastructure services and drilling company, providing responsible solutions to the world of essential natural resources—water, minerals and energy. We offer innovative, sustainable products and services with an enduring commitment to safety, excellence and integrity.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the consummation of the proposed merger; the expected benefits of the integration of the two companies; the filing of a definitive proxy statement with the SEC and the timing and content thereof; and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Layne and Granite regarding future events and are subject to significant risks and uncertainty. Statements regarding our expected performance in the future are forward-looking statements.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Layne’s or Granite’s common stock prior to the proposed merger, or Granite’s common stock following the proposed merger. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed merger; risks that Layne will not be integrated successfully or that Granite will not realize estimated cost savings, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits from Layne’s operations; risks relating to unanticipated costs of integration; reductions in customer spending, or a slowdown in customer payments; unanticipated changes relating to competitive factors in the industry in which Layne and Granite participate; ability to hire and retain key personnel; ability to successfully integrate Layne’s businesses; the potential impact of announcement or consummation of the proposed merger on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the continuing recovery in the mining industry; prevailing prices for various commodities; the timing and extent of future oil and gas drilling and production in the Delaware Basin; longer term weather patterns; the availability of credit; the availability of equity or debt capital needed for the business and foreign currency fluctuations that may affect Layne’s and Granite’s results of operations. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the reports filed with the SEC and in each company’s other filings made with the SEC available at the SEC’s website at www.sec.gov.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, estimated or projected. These forward-looking statements are made as of the date of this filing. Neither Layne nor Granite undertakes any obligation to update any such forward-looking statements to reflect any new information, subsequent events or circumstances, or otherwise, except as may be required by law.

Additional Information and Where to Find It

Granite has filed with the SEC a Registration Statement on Form S-4, which includes a prospectus with respect to Granite’s shares of common stock to be issued in the proposed merger and a proxy statement of Layne in connection with the proposed merger between Granite and Layne (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus will be sent or given to the stockholders of Layne and will contain important information about the proposed merger and related matters. LAYNE’S SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by the Company or Layne with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain copies of the Proxy Statement/Prospectus free of charge from Layne or Granite by contacting either (1) Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.layne.com or (2) Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to the Company’s Investors page on its corporate website at www.graniteconstruction.com.

No Offer or Solicitation

The information in this document is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Layne and Granite and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Layne’s stockholders in connection with the proposed merger and may have direct or indirect interests in the proposed merger. Information about Layne’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 10, 2018, as amended by the Company’s Annual Report on Form 10-K/A, which was filed with the SEC on April 20, 2018. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Layne by contacting Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.layne.com. Information about Granite’s directors and executive officers is set forth in Granite’s Proxy Statement on Schedule 14A for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2018, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 16, 2018. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Granite by contacting Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to Granite’s Investors page on its corporate website at www.graniteconstruction.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus and amendments thereto that Granite will file with the SEC.